October 13, 2010

VIA EDGAR

Max A, Webb
Assistant Director
Division of Corporation Finance
United State Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Rural Electric Cooperative Grantor Trust (KEPCO), Series 1997
Form 10-K for the fiscal year ended December 31, 2009
Filed March 29, 2010
File No. 333-25029-01

Dear Mr. Webb:

This letter is in response to the Staff’s comment letter dated August 18, 2010, relating to the Staff’s review of the above-referenced report and in which the Staff requested that Rural Electric Cooperative Grantor Trust (KEPCO), Series 1997 (the “Trust”) amend such report to file its auditor’s attestation report and servicer compliance statement.

As discussed in more detail below, such filings are not required based upon the written no-action position taken by the Staff as to the scope of disclosure to be filed by trusts created for the program under which the Trust was created.  Further, it would be inappropriate for the Staff to disregard such no-action position and require such filings at this time based upon the reliance of the parties on the Staff’s no-action position in negotiating the pricing and other terms of the transaction for which the Trust was created.   While the certifications filed by certain officers of the Trust pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 refer to a report provided by a registered independent public accounting firm, no such report was required by the servicing agreement, or any other documents, related to the Trust.  Similarly, no such report was contemplated in the letter requesting the Staff’s no-action position or in the Staff’s written no-action position.

Background

National Rural Utilities Cooperative Finance Corporation’s (“CFC”) principal purpose is to provide its members with financing to supplement the loan programs of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture.  To this end, CFC formulated a program in 1987 to allow it to fund the refinancing of certain of its members’ existing loans from the Federal Financing Bank (“FFB”) that were guaranteed by the Rural Electric Administration (now the Rural Utility Service, or “RUS”).  Under the program, one or more trusts would be established for each member intending to refinance FFB loans.  Each participating member would borrow funds from CFC to be used to repay the FFB loans and provide a note evidencing the loan from CFC to the trust, which would in turn issue to CFC certificates representing the beneficial interest in the trust.  The certificates would then be sold by CFC to the public in registered offerings. The notes would be guaranteed by RUS like the original loans.

No-Action Position

In connection with the program, CFC sought and received a no-action position from the Division of Corporation Finance with respect to the filing by trusts created under the program of periodic reports containing more limited disclosure than would otherwise be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  A copy of CFC’s letter, dated July 30, 1987, setting forth these limitations and additional information regarding the program and related matters, as well as the Division’s response thereto, is attached hereto as Exhibit A (collectively, the “No-Action Letter”).  The No-Action Letter differs from other no-action letters related to asset-backed issuers (see, e.g., Skadden, Arps letter dated June 12, 1986 related to Nissan Motor Acceptance Corporation, and response from the Division of Corporation Finance dated July 29, 1986) in that it does not contemplate filing servicing reports prepared by an independent public accounting firm, but does contemplate the filing of audited financial statements of the trusts.

Original 1988 Refinancing

Following receipt of the Staff’s no-action position, in 1988 CFC refinanced under the program $62.5 million of FFB borrowings of the Kansas Electric Power Cooperative (“KEPCO”).  Three separate trusts were created to hold notes collectively representing the entire amount refinanced.  Certificates of two of the trusts (the “1988 Trusts”) representing nearly all of the aggregate amount of the refinancing were sold by CFC in public offerings.   Following these offerings, the 1988 Trusts filed periodic reports in accordance with the No-Action Letter.

1997 Refinancing

In 1997, CFC and KEPCO refinanced the 1988 Trusts under the program, creating the Trust for such purpose.  In the refinancing, an aggregate principal amount of $57.4 million was placed in the Trust and certificates in the Trust were offered and sold in a registered public offering.  The notes remained guaranteed by RUS and an interest rate swap arrangement was entered into in connection with the refinancing for the purpose of making the certificates more marketable to investors.  A more detailed description of these transactions and the offering of the certificates can be found in CFC’s Registration Statement on Form S-1/A filed with the SEC on November 12, 1997 and the final prospectus filed under Rule 424(b)(3) in connection therewith (File No. 333-25029).

The Trust.   Currently, the assets of the Trust consist of an outstanding principal amount of approximately $30.2 million, all of which is owed by a single borrower.  The Trust is a pass-through entity.  KEPCO makes semiannual fixed payments to the Trust in accordance with the note held by the trust.  The Trust forwards the semi annual payments to JP Morgan Chase & Co. (“JP Morgan”), the swap counterparty.  JP Morgan makes monthly payments based on a variable rate to the Trust.  The Trust makes monthly distributions to holders of its certificates of beneficial interest.

Servicing Fees.  As set forth on page 4 of the No-Action Letter, trust servicing fees under the program were not to exceed 10 basis points.  CFC is the servicer for the Trust (which holds only one note) and is paid a servicing fee of 9.30 basis points under the Loan Guarantee and Servicing Agreement dated as of February 15, 1988, as amended (the “Guarantee and Servicing Agreement”).  Under the Guarantee and Servicing Agreement, the servicing requirements are split between CFC and the trustee.  CFC is required to provide notices of payment amounts to KEPCO, the swap provider and the trustee.  CFC is also required to provide notices to RUS.  The trustee is required to maintain the bank accounts and make all required payments.

Pricing Considerations. CFC is required to pay the annual trustee fee, pay for the annual audit of the Trust’s financial statements and to prepare and file the Trust’s annual tax return.  With a current balance of approximately $30.2 million of assets in the Trust and a servicing fee of 9.3 basis points, CFC’s annual revenues from the Trust are approximately $28,000.  The cost of the annual audit of the Trust’s financial statements and annual fees due to the trustee are approximately $16,000 and $5,000, respectively.  As a result of these fixed costs, CFC has only approximately $7,000 in remaining servicing revenue per year to cover the internal cost of providing notices, preparing financial statements, preparing the tax return and working with the auditors to complete the annual audit of the financial statements. Further, the amount of the servicing fee decreases each year as the loan principal is paid down and associated internal costs typically increase each year.  The performance of additional procedures to certify servicer compliance and the costs of having external auditors attest to such certification of compliance were not contemplated in setting the servicing fee at 9.3 basis points and would not nearly be covered by the portion of the servicing fee not already allocated to audit and trust expenditures.

Reporting Considerations.  Like its predecessor trusts, the Trust has filed periodic reports with the SEC in accordance with the No-Action Letter since the completion of the 1997 offering.  Beginning with the Trust’s Annual Report on Form 10-K filed for the year ended December 31, 2003, and in all subsequent Annual Reports on Form 10-K, the  Trust included the form of Section 302 certification required under the Sarbanes-Oxley Act of 2002 (see SEC Release 33-8124 and the Revised Statement of the Staff of the Division of Corporation Finance dated February 21, 2003 related thereto).   Such certifications have included the following:

The reports disclose all significant deficiencies relating to the servicer's compliance with the minimum servicing standards based upon the report provided by an independent public accountant, after conducting a review in compliance with the Uniform Single Attestation Program for Mortgage Bankers or similar procedure, as set forth in the pooling and servicing, or similar, agreement, that is included in these reports.

However, as discussed above, the Servicing Agreement and other documentation in connection with the Trust do not require the servicer or the trustee to provide a servicer compliance certificate or to have the external auditor attest to the servicer’s compliance.  Further, the servicing fees are reflective of the lack of such requirement.  In light of the foregoing circumstances, the Trust should not be required to file an auditor’s attestation report and servicer compliance statement.  While this may be a departure from the usual reporting methodology for asset-backed issuers prior to Regulation AB, the Trust differs from most asset-backed issuers in that (1) audited financial statements of the Trust are included in the Trust’s Form 10-K as required by the applicable transaction documents and as described in the No-Action Letter, (2) the performance of the borrower under the loans comprising the Trust’s assets is guaranteed by the full faith and credit of the United States through the RUS, and (3) the servicer is servicing debt of only a single borrower.  Accordingly, the Trust proposes to modify the form of certification in the Trust’s future Form 10-K filings and would welcome the Staff’s views regarding such proposal.

*           *           *

The Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff-comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the above responses, please do not hesitate to contact me at (703) 709-6716.

Sincerely,

/s/ ROBERT GEIER
Robert Geier
Vice President & Controller
National Rural Utilities Cooperative Finance Corporation

cc: Sheldon C. Petersen

Exhibit A

July 30, 1987

Samuel Wolff, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Wolff:

On behalf of our client, National Rural Utilities Cooperative Finance Corporation ("CFC"), we request that the staff of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action if CFC and certain grantor trusts established by it as described below do not file certain reports and information under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as set forth below, and if the certificates of interest issued by the trusts are not registered under Section 12(g) of Exchange Act.  Alternatively, if the staff deems such action to be appropriate, CFC hereby requests, pursuant to Section 12(h) of the Exchange Act, an exemption from certain registration and reporting and information requirements under the Exchange Act on the basis set forth herein.

Background

CFC is a tax-exempt, not-for-profit cooperative association organized in 1969 under the laws of the District of Columbia.  CFC was established by its members to provide them with a source of financing to supplement the loan programs of the Rural Electrification Administration of the United States Department of Agriculture ("REA").  CFC presently has loans outstanding to its members in the aggregate principal amount of approximately $3.3 billion, and has guaranteed on behalf of members an additional $2.9 billion in obligations.  CFC also provides financial advisory services to its members.  CFC's 968 members are themselves generally non-profit cooperative electric utilities and service organizations and represent approximately 95% of the total number of such entities in the United States.  CFC has approximately $780 million principal amount of bonds listed on the New York Stock Exchange and registered under Section 12(b) of the Exchange Act.

In order to ease financial burdens on certain rural electric cooperatives by permitting them to take advantage of lower interest rates, Congress in October 1986 passed legislation (the "New Bill") amending the Rural Electrification Act (the "RE Act") to permit these cooperatives to prepay existing borrowings (the "FFB Loans") from the Federal Financing Bank of the United States Treasury ("FFB") without prepayment penalty or fees through the issuance of REA-guaranteed notes to private lenders.  REA has promulgated regulations implementing this legislation (the "Regulations"), which directs REA to formulate eligibility criteria ensuring that at least $2.0175 billion of such refinancings occur by September 30, 1987.  Because of concerns that issuance by the cooperatives of debt guaranteed by REA directly to the public would adversely affect the Treasury's own funding operations, the Regulations limit the number of guaranteed notes that any cooperative may issue, restrict transferability of the REA guaranty and require in effect that each noteholder be a bank or other entity with substantial net worth or a trust administered by such a person.

CFC has formulated a program to permit its power supply members and patrons to refinance their FFB Loans in accordance with the New Bill and the Regulations.  CFC and REA have agreed upon the structure described in this application and REA has approved that structure as complying with the Regulations (which, in fact, specifically anticipate the trust structure described herein).  At least four borrowers have indicated their intention to refinance under this structure, and registration statements under the Securities Act have been filed in respect of two of these transactions (one of which was consummated on July 22, 1987).  CFC believes that there are up to 10 cooperatives eligible to prepay about $2 billion in FFB Loans under current standards and that a substantial number of these cooperatives will participate in the program described below.

Under CFC's program, one or more trusts (each, a "Trust") would be established for each cooperative intending to prepay FFB loans (a "Cooperative").  The trustee of each trust (the "Trustee") would be a commercial bank having capital and surplus of at least $50,000,000.  CFC would make loans (the "Private Loans") to the Cooperative, the proceeds of which would immediately be used to prepay the Cooperative's FFB Loans being refinanced.  CFC would direct the Cooperative to issue each note evidencing a Private Loan (a "Private Note") to a separate Trust, which would issue to CFC certificates representing the entire beneficial interest in the Trust (the "Certificates").  CFC could then resell these Certificates to the public at par, at which time the rate on the associated Private Note would be reset to equal the fixed rate on the Certificates, increased by an amount equal to the servicing fee referred to below.  Scheduled payments on the Private Notes would thus at all times be sufficient to satisfy the scheduled payments on the Certificates plus any amounts of servicing fees payable to the servicer.  CFC will qualify the Trust agreements under the Trust Indenture Act of 1939, and the Commission on June 15, 1987 issued an order exempting the Trusts from the provisions of the Investment Company Act of 1940 (with certain exceptions).

With the exception discussed below, each Trust's sole investment activity will consist of receiving the Private Note and issuing the Certificates on the day of its formation and thereafter collecting payments on the Note.  The assets of each Trust will consist of a single Private Note evidencing one Private Loan.  In order to obtain the best rates by matching maturities to particular market segments, separate Certificates having sequential maturities may be offered through separate Trusts (i.e., one Trust would receive a Private Note payable by the Cooperative in installments in years 6-10, a second would receive a Private Note payable by that Cooperative in years 11-16, etc).  The Trustee will not be authorized to modify the right to receive payments on the Certificates or take any action that would reduce the principal amount or interest rate on the Private Note without consent of the Certificateholders.  No Trust would ever issue any security other than a single class of Certificates or hold more than a single Private Note or, except for the incidental temporary investment pending distribution to Certificateholders of payments received on its Private Note described below, engage in any investment activity following its formation.  Defaults with respect to one Private Note would not permit acceleration by the holder of any other Private Note.  The Trust would not acquire any assets in substitution for the Private Note or sell the Private Note except in connection with the repayment of the Certificates in full and the termination of the Trust (which will occur when the Private Note and thus the Certificates have been paid off).

REA will endorse on each Private Note a guarantee (the "REA Guarantee") of the timely payment of principal and interest on such Private Note.  The RE Act provides that the REA Guarantee is a full faith and credit obligation of the United States.  REA will be required to pay the

Trust the amount of any principal and interest not paid when due on a Private Note within five business days of notice from the servicer of such default.

CFC will contract with REA and each Trust to service the Private Loan in a manner complying with the RE Act and the Regulations.  CFC, as servicer, will handle the billing of Private Loan payments from the Cooperative and will notify REA promptly of any default under the Private Loan and of adverse developments affecting the Cooperative, but payments on the Private Note will be made directly to the Trustee and not to CFC.  The servicer will prepare for distribution to Certificateholders regular semiannual reports ("Semiannual Reports") concerning distributions on the Certificates and its fees, as well as tax information required by Certificateholders.  The Semiannual Report will indicate whether any default exists with respect to the Private Note, the REA Guarantee or the servicer's performance of its functions.  No less often than annually, an independent public accountant will audit the financial statements of each Trust.  Upon completion, copies of the auditor's reports will be provided to the Trustee.

The servicer will be compensated out of payments on the Private Note in excess of the scheduled payments to be distributed to Certificateholders.  It is presently estimated that the regular servicing fee (out of which the servicer will pay the Trustee's fees and expenses) will total not more than approximately 10 basis points annually with respect to the principal amount of the Private Note.  The servicer may also receive from the Trust (if REA consents in a particular transaction) reimbursement for costs incurred by it in connection with the offering of the Certificates.  If REA does consent, the Cooperative will be obligated to pay amounts equal to such costs as additional interest (guaranteed by REA) on the Private Note (subject to certain limitations), so that such reimbursement will not reduce distributions to Certificateholders.  The servicer may not resign, but may be removed by the Trustee or the Certificateholders following certain defaults or events of bankruptcy relating to the servicer.  In light of the REA Guarantee, the registration statements covering Certificates will contain only minimal identifying information concerning the Cooperative.  CFC anticipates that the Certificates would be marketed principally to financial institutions, and expects that the Certificates issued by each Trust will receive the highest investment grade rating ("AAA" or "Aaa") from at least two nationally recognized statistical rating organizations.

Each Certificate will represent a fractional undivided interest in a Trust.  The Certificates will be issued in denominations of $1,000 or multiples thereof, will be transferable, and may be listed on a national securities exchange.  Interest on both the Private Note and the Certificates will be payable semiannually and principal payments on both the Private Note and the Certificates will be payable annually for the period during which the Private Note and the Certificates amortize.

The Certificates will be prepaid at any time the Private Note is prepaid.  It is anticipated that the Private Notes will be prepayable at the Cooperative's option in whole (but not in part), generally after a no-call period, at premiums declining each year until such premiums equal zero.  Although the payment of principal, interest and premium in the event a Cooperative elects to prepay the Private Note will not be covered by the REA Guarantee, the Cooperative will be required to accompany its notice of prepayment (to be given in advance in order to permit the Trustee in turn to notify Certificateholders of the impending retirement of the Certificates) with a cash deposit equal to the amounts that will be due on the Private Note at the time of prepayment, thus assuring that funds will be available at that time.  Pending application, these funds will be invested in the manner described below.

With the exception referred to in the preceding paragraph, all payments on the Certificates will have back-to-back Private Note obligations which are supported by the full faith and credit of the United States.  If the Cooperative defaults in making its payments or in its other obligations to REA, REA has the option either to pay under the REA Guarantee principal and interest as they fall due on the Private Note, to proceed against the Cooperative and to assume the Cooperative's obligations under the Private Note or, if the Cooperative could at that time make an optional prepayment of the Private Note, to optionally prepay or purchase the Private Note at the same premium as would then be applicable to a prepayment by the Cooperative.  The Trustee (or the servicer as its agent), and not the individual Certificateholders, will enforce payments due on the Private Note and the REA Guarantee.  However, a specified percentage of Certificateholders may direct the time, method and place of conducting any remedy available to the Trustee or the servicer, subject to customary indenture exceptions.  The Trustee may not resign until the Trust is liquidated and the proceeds distributed to Certificate-holders unless a successor Trustee has been designated and has accepted such trusteeship.

Scheduled distributions on the Certificates will be made several days (currently anticipated to be 11 days in the case of regular payments of principal and interest) following the corresponding payment on the Private Note.  This interval allows time for the servicer to notify REA if there is a default by the Cooperative in making a payment on the Private Note and permits the five business days that REA has requested before it is obligated to make a payment under the guarantee to elapse before the payment date on the Certificates.  As a consequence, if the Cooperative defaults, the full faith and credit guarantee payment will fall due before the scheduled payment on the Certificates.  As indicated above, if a Cooperative elects to prepay a Private Loan, distributions on the Certificates will be made only after advance receipt of the amounts to be prepaid, thus permitting notice of the resulting distribution to be given to Certificateholders.

During these periods pending distribution (twice annually for 11 days and not more than one additional period for any Trust in connection with a prepayment), payments on the Private Note received by the Trust will be invested by it at the direction of the servicer in (i) obligations issued by the United States (and supported by its full faith and credit) or (ii) repurchase agreements with respect to such obligations, over-collateralized on a basis that will not result in a reduction in the ratings of the Certificates.  All such investments must mature before the next scheduled distribution date on the Certificates.  Assuming all amounts then due on the Private Notes have been paid in full, any yield on these investments will be returned to the Cooperative (or to REA to the extent of any unreimbursed payments on the REA Guarantee).  Such yield will not flow through to Certificateholders or increase their return on their investment, and the registration statement will make this clear to prospective Certificateholders.

Registration

It is possible (although CFC believes unlikely) that a series of Certificates could be held of record by 500 or more persons.  Nevertheless, the Certificates should not be treated as equity securities subject to registration under Section 12(g) of the Exchange Act.  Each series of Certificates will represent beneficial interests in a single promissory note.  For this reason, the Certificates are treated as debt for purposes of, and the Trust Agreements under which they are issued must be qualified under, the Trust Indenture Act.  If any Certificates are listed on a securities exchange, and hence are registered under Section 12(b) of the Exchange Act, CFC would anticipate including in the registration statement information comparable to that it proposes to include in the Trusts' reports on Form 10-K as described below.

Reportinq

CFC as servicer would propose to comply with the Trust's reporting obligations under the Exchange Act (for so long as compliance is required by Section 15(d) thereof) in the following manner:

Form 8-K

On behalf of the Trusts, CFC proposes to file with the Commission a Current Report on Form 8-K disclosing the occurrence, to the extent applicable to a Trust, of any materially important event pursuant to Items 2 (Acquisition or Disposition of Assets), 3 (Bankruptcy or Receivership) and 4 (Changes in Registrant's Certifying Accountant) thereof.  In addition, CFC proposes to file with the Commission in response to Item 5 (Other Events) of Form 8-K, promptly after each distribution, the Semiannual Report for the Trust delivered to the Certificateholders as described above.

Form 10-Q

On behalf of the Trusts, CFC proposes to respond to Items 1 (Legal Proceedings), 2 (Changes in Securities), 4 (Submission of Matters to a Vote of Security Holders) and 5 (Other Information) of Part II of the Quarterly Report on Form 10-Q, to the extent applicable to a Trust.

Form 10-K

On behalf of the Trusts, CFC proposes to file with the Commission annual reports for the Trusts containing the information specified below with respect to the Trusts and the related Certificates and Certificateholders.

Part I.

Item 3.  Legal Proceedings.

CFC proposes to describe any material legal proceedings with respect to a Trust, involving either the Trust, the Trustee, or CFC, other than ordinary routine litigation incidental to the Trustee's or the servicer's duties under the Trust Agreement.

Item 4.  Submission of Matters to a Vote of Security Holders.

CFC proposes to respond to this item if the vote or consent of Certificateholders is solicited for any purpose.

Part II.

Item 5.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Although we do not believe the Certificates are equity securities under the 1934 Act, CFC proposes to state the number of holders of record of the Certificates as of the end of the reporting year and to state the principal market, if any, in which the Certificates are traded.  The other information required by Item 201 of Regulation S-K is inapplicable to the Trusts.

Item 8.  Financial Statements and Supplementary Data.

CFC proposes to include financial statements in accordance with the requirements of this item.

Item 9.  Disagreements on Accounting and Financial Disclosure.

CFC proposes to furnish, if applicable, the information required by Item 304 of Regulation S-K which is incorporated by reference in this Item of Form 10-K to the extent applicable to a Trust.

Part III.

Item 13.  Certain Relationships and Related Transactions.

CFC proposes to furnish the information called for by subparagraph (a)(3) of Item 404 of Regulation S-K (Transactions with Management and Others) in the event a Trust shall have been a party to any transaction described therein.  Since the Trusts will not have any directors or officers, no response will be made to the other subparagraphs of Item 404.

Part IV.

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

CFC will file as exhibits for each Trust the trust agreement, the loan agreement under which that Trust's Private Note was issued and the guaranty agreement under which the REA Guarantee for such Note is issued, as well as the letter required by paragraph (18) of Item 601 of Regulation S-K (Letter re change in accounting principles) if applicable.  CFC does not propose to file other exhibits or financial statement schedules.

No-Action Position or Exemption Requested

For the reasons set forth below, CFC believes that the public interest and protection of investors would not be served by requiring compliance with the disclosure and filing requirements under Sections 13 and 15(d) of the Exchange Act other than as set forth above.

Information on the business and properties of a Trust would not be meaningful since its only "business" is the collection and distribution of payments on its single Private Note, its sole asset, which may not be disposed of except in connection with repayment of the Certificates.  Although funds will be invested for short periods pending distribution in U.S. government securities or repurchase agreements with respect thereto, this limited investment activity will be for the sole benefit of the Cooperative and REA and will not affect Certificateholders' returns.  Since the Trust will issue no securities other than the Certificates, there is no need for information respecting senior securities.  Likewise, information on holders of voting securities, directors, executive officers and executive compensation is not applicable since a Trust will not have directors or executive officers nor issue equity or voting securities.

CFC will prepare annual audited financial statements for each Trust, and these audited statements will be included in each Trust's report on Form 10-K.  CFC anticipates that these financial statements will be extremely simple, since the Trusts' only revenues will be interest payments on their respective Private Notes and interest earned from the temporary investment of funds pending distribution (which will be paid over to the Cooperative), and their only expenses will be payments of servicing fee to and perhaps reimbursement of offering expenses incurred by CFC (which will be made out of additional interest payments on the Private Notes and thus will not affect Certificateholders' returns).  CFC does not believe that preparation of financial statements on a quarterly basis for inclusion in reports on Form 10-Q would contribute to investor understanding.  The Trusts will receive and disburse payments only twice a year, at six month intervals, so that in two quarters out of four there will be no transactions to report.  Moreover, as described above the Trustee will furnish to Certificateholders Semiannual Reports containing all relevant information concerning distributions on Certificates as well as servicing fees.  Accordingly, we believe annual audited financial statements should suffice.

Also, given the simplicity of the financial statements the Trusts will issue, and the fact that each Trust's future financial results are predetermined by the fixed interest rate and amortization schedule of its government-guaranteed Private Note (making historical financial data less important), CFC does not believe that selected financial data (consisting largely of a summary of certain line items from the financial statements) is necessary in the circumstances.  Finally, as passive, pass-through entities the Trusts will have no capital requirements, and their liquidity needs will be met by scheduled government-guaranteed payments on the Notes.  Their operations will consist of receipt and distribution of interest at stated rates and amortization of principal according to predetermined schedules.  Accordingly, given the Semiannual Reports that will be distributed to Certificateholders, CFC does not believe that a management's discussion and analysis would be meaningful for investors.

We believe that the relief requested in this case is substantially similar to that granted by the staff and the Commission in connection with the issuance of similar pass-through securities.  See, e.g., Nissan Motor Acceptance Corp. (pub. avail. August 29, 1986); Release No. 34-23403 (July 7, 1986) (order granting application pursuant to Section 12(h) of Salomon Brothers Mortgage Securities IV, Inc.); Release No. 34-22151 (June 19, 1985) (order granting application pursuant to Section 12(h) of Manufacturers Hanover Mortgage Company); and Release No. 34-16520 (January 23, 1980) (order granting application pursuant to Section 12(h) of Home Savings and Loan Association).  In fact, the Certificates are considerably simpler than these other securities because they represent an interest in a single government-guaranteed note which will be amortized in accordance with a predetermined schedule.

We do not believe that the public interest and protection of investors require that information concerning CFC itself be included in the Trusts' Exchange Act reports because of its status as originator of the Trust and servicer of the Private Loans.  CFC is already a reporting company under the Exchange Act.  CFC is a signatory to the registration statements filed under the Securities Act as the registrant only because CFC may technically be an "issuer" within the meaning of Section 2(4) of such Act.  CFC's financial statements will not be presented in such registration statements because they would not be material to investors.  CFC will not be providing any guarantee in connection with the offering of the Certificates.  A Certificateholder will look to the REA Guarantee in making an investment decision.

Similarly, only minimal identifying information is included concerning the Cooperative in the registration statements under the Securities Act, and CFC would propose not to include any information concerning the Cooperatives in the Trusts' annual and periodic reports.

Based on the foregoing, CFC requests that the Trusts and be exempted from registration of the Certificates under the Exchange Act and from filing the periodic reports required pursuant to Section 15(d) of the Exchange Act except to the extent described herein.  We request that if the staff concurs with the above that it so indicate by specifying in a letter that the staff will not recommend enforcement action against CFC or the Trusts if registration statements and reports are filed in the manner specified herein following consummation of the offerings of the Certificates.  Alternatively, we request that the Commission enter an order pursuant to Section 12(h) of the Act granting an exemption on the terms and conditions outlined herein.

If you have any questions regarding this matter or need any additional information, please do not hesitate to contact the undersigned.  If the staff believes that it is unable to concur with our requested belief, we would appreciate the opportunity to meet with the staff prior to the issuance of a negative response.

Very truly yours,

Mark L. Weissler

MLW:lm

September 25, 1987

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re:           National Rural Utilities Cooperative
 Finance Corporation ("CFC")\
         Incoming letter dated July 30, 1987

Based on the facts presented, this Division will not raise any objection if the certificates of interest issued by the Trusts are not registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.  Similarly, we will not object if the Trusts file periodic reports in the manner described in your letter in order to comply with Section 15(d) of that Act.

Sincerely,

William E. Toomey
Assistant Chief Counsel